INVICTUS MD STRATEGIES CORP.
("Invictus" or the "Corporation")

FORM 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS
for the fiscal year ended January 31, 2018
dated July 31, 2018

Director and NEO compensation, excluding compensation securities

For the purposes hereof, "Named Executive Officer" or "NEO" means: (a) each Chief Executive Officer ("CEO"), (b) each Chief Financial Officer ("CFO"), (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, during any part of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and (d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year. Unless otherwise noted, all dollar amounts are expressed in Canadian dollars and references to "$" or "Cdn$" are to Canadian dollars.

During the year ended January 31, 2018, the Corporation had four NEOs. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the last two financial years.

The following table sets forth, for the years ended January 31, 2018 and 2017, all compensation (other than stock options and other compensation securities) paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each NEO and director, in any capacity.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES

Name and Principal	Year	Salary,	Bonus	Committee	Value of	All Other	Total
Position		consulting	($)	or meeting	perquisites ($)	Compensation	Compensation
		fee,		fees	(1)(2)	($)	($)
		retainer or		($)
		commission
		($)

Dan Kriznic(3)	2018	337,000	300,000	Nil	Nil	500,000	1,137,000
Director, CEO	2017	357,079	300,000	Nil	Nil	Nil	657,079
Dylan Easterbrook(4)	2018	18,667	Nil	Nil	Nil	Nil	18,667
CFO	2017	Nil	Nil	Nil	Nil	Nil	Nil
Trevor Dixon(5)	2018	176,064	240,000	Nil	Nil	Nil	416,064
Director, President &	2017	Nil	Nil	Nil	Nil	Nil	Nil
Former CEO
Herrick Lau(6)	2018	35,000	Nil	Nil	Nil	Nil	35,000
Former CFO	2017	Nil	Nil	Nil	Nil	Nil	Nil
Aaron Bowden	2018	Nil	Nil	25,000	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
George Kveton(7)	2018	Nil	Nil	25,000	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Josef Hocher(8)	2018	Nil	Nil	25,000	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Paul Sparkes(9)	2018	Nil	Nil	25,000	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Byron Sheppard(10)	2018	51,000	Nil	Nil	Nil	Nil	51,000
Former Director	2017	596,759	Nil	Nil	Nil	437,500	1,034,259
Michael Blady(11)	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Colin Kinsley(12)	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Includes perquisites provided to an NEO or director that are not generally available to all employees. An item is generally a perquisite if it is not integrally and directly related to the performance of the director's or NEO's duties. If something is necessary for a person to do his or her job, it is integrally and directly related to the job and is not a perquisite, even if it also provides some amount of personal benefit. For the purposes of the table, perquisites are valued on the basis of the aggregate incremental cost to the Corporation and its subsidiaries.

Invictus MD Strategies Corp.	- 1 -	Statement of Executive Compensation 2018

(2)

NEOs and directors whose total salary for the applicable financial year was $150,000 or less did not receive perquisites that, in aggregate, were greater than $15,000. NEOs and directors whose total salary for the applicable financial year was greater than $150,000 but less than $500,000 did not receive perquisites that, in aggregate, were greater than 10% of the NEO's or director's salary for the applicable financial year.

(3)

Mr. Kriznic served as CEO from December 19, 2014 to April 25, 2017 and from July 7, 2017 to present. Mr. Kriznic also served as CFO of the Corporation from September 8, 2016 to March 28, 2017. Mr. Kriznic has been a director of the Corporation since December 19, 2014. Mr. Kriznic received Nil compensation for being a director of the Corporation and Nil for his position as CFO and $1,137,000 for his position as CEO during the last completed fiscal year.

(4)	Mr. Easterbrook was appointed CFO and Corporate Secretary on November 6, 2017.
(5)

Mr. Dixon was appointed President and CEO on April 25, 2017 and resigned as CEO on July 9, 2017. Mr. Dixon has been a director of the Corporation since April 25, 2017. Mr. Dixon received Nil compensation for being a director of the Corporation and $416,064 for his position as President and CEO of Acreage Pharms, a wholly owned subsidiary of the Corporation, during the last completed fiscal year.

(6)	Mr. Lau was appointed as CFO on March 28, 2017 and resigned as CFO and Corporate Secretary on November 6, 2017.
(7)	Mr. Kveton was appointed a director of the Corporation on March 21, 2017.
(8)	Mr. Hocher was elected a director of the Corporation on June 26, 2017.
(9)	Mr. Sparkes was elected a director of the Corporation on June 26, 2017.
(10)	Mr. Sheppard resigned as a director of the Corporation on February 16, 2017.
(11)	Mr. Blady resigned as a director of the Corporation on May 12, 2017.
(12)	Mr. Kinsley resigned as a director of the Corporation on June 26, 2017.

External Management Companies

None of the NEOs or directors of the Corporation have been retained or employed by an external management Corporation which has entered into an understanding, arrangement or agreement with the Corporation to provide executive management services to the Corporation, director or indirectly, other than those set out below under Employment Agreements.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each director and NEO by the Corporation or one of its subsidiaries in the year ended January 31, 2018 for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

Invictus MD Strategies Corp.	- 2 -	Statement of Executive Compensation 2018

Compensation Securities

Name	Type of	Number of	Date	Issue,	Closing	Closing	Expiry
and	compensation	compensation	of	conversion or	price of	price of	Date(3)
position	security(1)	securities,	issue	exercise	security or	security or
		number of	or	price	underlying	underlying
		underlying	grant	($)	security on	security at
		securities, and			date of	year end
		percentage of			grant	($)
		class(2)			($)

Dan Kriznic(4)	Option	500,000 (5.9%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Director &	Option	505,000 (5.9%)(14)	Feb 24/17	1.88	1.86	2.10	Feb 24/22
CEO	Option	1,000,000 (11.7%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22
	Option	400,000 (4.6%(14))	Jun 13/17	1.48	1.41	2.10	June 13/22
	Option	500,000(5.9%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	300,000 (3.5%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Dylan	Option	150,000 (1.7%)(14)	Nov 16/17	1.19	1.28	2.10	Nov 6/22
Easterbrook(6)	Option	50,000 (0.58%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
CFO
Trevor Dixon(6)	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Director,
President &
Former CEO
Herrick Lau(7)	Nil	Nil	n/a	n/a	n/a	n/a	n/a
Former CFO
Aaron Bowden	Option	50,000 (0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Director	Option	15,000 (0.17%)(14)	Feb 24/17	1.88	1.88	2.10	Feb 24/22
	Option	50,000(0.58%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22
	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
George	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
Kveton(8)	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
Director	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Josef Hocher(9)	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
Director	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Paul Sparkes(10)	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
Director	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Michael	Option	50,000 (0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Blady(11)	Option	15,000 (0.17%)(14)	Feb 24/17	1.88	1.88	2.10	Feb 24/22
Former	Option	50,000(0.58%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22
Director
Byron	Option	50,000(0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Sheppard(12)
Former
Director
Colin	Option	50,000 (0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Kinsley(13)	Option	15,000 (0.17%)(14)	Feb 24/17	1.88	1.88	2.10	Feb 24/22
Former	Option	50,000 (0.58%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22
Director	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22

(1)

"Compensation Securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Corporation or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

(2)

As of January 31, 2018, the NEOs and directors held the following number of stock options ("Options") (each one Option being exercisable to acquire one (1) common share of the Corporation): Dan Kriznic – 3,755,000 Options; Dylan Easterbrook 200,000 - Options; Trevor Dixon – 100,000 Options; Herrick Lau – Nil Option; Aaron Bowden – 515,000 options; George Kveton – 340,000 Options; Josef Hocher – 300,000 Options; Paul Sparkes – 350,000 Options; Michael Blady – Nil Options; Byron Sheppard – Nil Options; Colin Kinsley – 215,000 Options.

(3)

During the year ended January 31, 2018, no Compensation Securities were re-priced, cancelled and replaced or were otherwise materially modified. During the year ended January 31, 2018 the termination date of 215,000 Options granted to Mr. Kinsley set to expire on September 26, 2017 were extended to May 28, 2018.

(4)

Mr. Kriznic resigned as CEO on April 25, 2017 and was re-appointed CEO on July 7, 2017. Mr. Kriznic served as CFO of the Corporation from September 8, 2016 to March 28, 2017. Mr. Kriznic has been a Director of the Corporation since December 19, 2014.

(5)	Mr. Easterbrook was appointed CFO and Corporate Secretary on November 6, 2017.
(6)	Mr. Dixon was appointed President and CEO on April 25, 2017 and resigned as CEO on July 9, 2017. Mr. Dixon has been a Director of the Corporation since April 25, 2017.
(7)	Mr. Lau was appointed as CFO on March 28, 2017 and resigned as CFO and Corporate Secretary on November 6, 2017.
(8)	Mr. Kveton was appointed a Director of the Corporation on March 21, 2017.
(9)	Mr. Hocher was elected a Director of the Corporation on June 26, 2017.

Invictus MD Strategies Corp.	- 3 -	Statement of Executive Compensation 2018

(10)	Mr. Sparkes was elected a Director of the Corporation on June 26, 2017.
(11)	Mr. Sheppard resigned as a Director of the Corporation on February 16, 2017.
(12)	Mr. Blady resigned as a Director of the Corporation on May 12, 2017.
(13)	Mr. Kinsley resigned as a Director of the Corporation on June 26, 2017.
(14)	Percentage is based on 8,518,000 options outstanding as at January 31, 2018.

The following table discloses details regarding each exercise of Compensation Securities by a director or NEO during the year ended January 31, 2018.

Exercise of Compensation Securities by Directors and NEOs

Name and	Type of	Number	Exercise	Date of	Closing	Difference	Total value
position	compensation	of	price per	exercise	price per	between	on exercise
	security	underlying	security ($)		security	exercise	date
		securities			on date	price and	($)
		exercised			of	closing price
					exercise	on date of
					($)	exercise
($)

Dan Kriznic(1)
Director &	n/a	Nil	n/a	n/a	n/a	n/a	n/a
CEO
Dylan
Easterbrook(2)	n/a	Nil	n/a	n/a	n/a	n/a	n/a
CFO
Trevor Dixon(3)
Director,
President &	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Former CEO
Herrick Lau(4)
Former CFO	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Aaron Bowden	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
George
Kveton(5)	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
Josef Hocher(6)
Director	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Paul Sparkes(7)
Director	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Michael
Blady(8)
Former	Option	100,000	0.92	June 12, 2017	1.48	0.56	56,000.00
Director
Byron
Sheppard(9)
Former	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
Colin
Kinsley(10)
Former	Option	50,000	0.92	Sept 28, 2017	1.18	0.26	13,000.00
Director

(1)

Mr. Kriznic resigned as CEO on April 25, 2017 and was re-appointed CEO on July 7, 2017. Mr. Kriznic served as CFO of the Corporation from September 8, 2016 to March 28, 2017. Mr. Kriznic has been a Director of the Corporation since December 19, 2014.

(2)	Mr. Easterbrook was appointed CFO and Corporate Secretary on November 6, 2017.
(3)	Mr. Dixon was appointed President and CEO on April 25, 2017 and resigned as CEO on July 9, 2017. Mr. Dixon has been a Director of the Corporation since April 25, 2017.
(4)	Mr. Lau was appointed as CFO on March 28, 2017 and resigned as CFO and Corporate Secretary on November 6, 2017.
(5)	Mr. Kveton was appointed a Director of the Corporation on March 21, 2017.
(6)	Mr. Hocher was elected a Director of the Corporation on June 26, 2017.
(7)	Mr. Sparkes was elected a Director of the Corporation on June 26, 2017.
(8)	Mr. Sheppard resigned as a Director of the Corporation on February 16, 2017.
(9)	Mr. Blady resigned as a Director of the Corporation on May 12, 2017.
(10)	Mr. Kinsley resigned as a Director of the Corporation on June 26, 2017.

Stock Option Plans and Other Incentive Plans

Other than the Corporation's stock option plan ("2017 Option Plan"), Invictus does not have any stock option plan, stock option agreement made outside of a stock option plan, plan providing for the grant of stock appreciation rights, deferred share units or restricted stock units or any other incentive plan or portion of a plan under which awards are granted.

Invictus MD Strategies Corp.	- 4 -	Statement of Executive Compensation 2018

Pursuant to the policies of the TSX Venture Exchange (the "TSXV"), the Corporation is required to adopt stock option plan prior to granting incentive stock options. At the Corporation’s annual meeting of shareholders held on June 26, 2017, shareholders adopted the 2017 Option Plan and all unallocated options, rights or other entitlements issuable thereunder.

The purpose of the 2017 Option Plan is to ensure that the Corporation is to able to provide an incentive program for directors, officers, employees and persons providing services to the Corporation (each, an "Optionee") that provides enough flexibility in the structuring of incentive benefits to allow the Corporation to remain competitive in the recruitment and maintenance of key personnel.

The 2017 Option Plan is administered by board of directors of the Corporation (the "Board") which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the 2017 Option Plan, to interpret the 2017 Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2017 Option Plan, subject to any necessary shareholder or regulatory approval. The Board may delegate any or all of its authority with respect to the administration of the 2017 Option Plan. The Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of common shares in the capital of the Corporation ("Shares") to be subject to each option.

The material terms of the 2017 Option Plan is qualified in its entirety by the full text of the 2017 Option Plan and can be summarized as follows:

(a)

stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Corporation;

(b)

the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted to any optionee, the optionees to receive the options, and term of expiry which will not exceed 10 years from the date the option is granted;

(c)	the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(d)

the number of Shares reserved for issuance to any one person pursuant to options granted under the 2017 Option Plan or otherwise, shall not exceed the maximum percentage of the issued and outstanding Shares at the time of granting of the options, if any, as may be prescribed by the policies of the Exchange (as defined in the 2017 Option Plan);

(e)

the aggregate number of Shares which may be subject to issuance pursuant to options granted under 2017 Option Plan shall not exceed the equivalent of 10% of the total issued and outstanding Shares of the Corporation at the time of grant;

(f)

the exercise price of an option granted under the 2017 Option Plan shall not be less than the Discounted Market Price (as defined in the 2017 Option Plan) if the Corporation’s shares are traded on the TSXV, and the Market Price (as defined in the 2017 Option Plan), if the Corporation’s shares are traded on the TSXV Exchange, provided that:

(i)

if options are granted within 90 days of a distribution by a prospectus, the minimum exercise price of those options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution,

(ii)	the 90 day period begins on the date a final receipt is issued for the prospectus,

(iii)	for unit offerings, the minimum option exercise price will be the ‘base’ (or imputed) price of the shares included in the unit, and

Invictus MD Strategies Corp.	- 5 -	Statement of Executive Compensation 2018

(iv)	for all other financings, the minimum exercise price will be the average price paid by the public investors;

(g)

if an optionee ceases to be a director, officer, consultant or employee for any reason other than death, his option shall terminate as specified by the Board at the time of granting the option and all rights to purchase shares under such option shall cease and expire and be of no further force or effect. All options must terminate within 90 days of the date of such cessation, 30 days if the optionee was engaged in Investor Relations Activities. Notwithstanding the foregoing, the Board of Directors of the Corporation may, extend the 90 day termination date to a later date within a reasonable period not exceeding one year in accordance with the policies of the TSXV;

(h)	the Board may, subject to any required regulatory approval but without shareholder approval, make amendments to an option or the 2017 Option Plan which include, but are not limited to:

(i)	change the vesting provisions of an option or the 2017 Option Plan,

(ii)	change the termination provisions of an option or the 2017 Option Plan, provided there is no extension beyond the original expiry date, or

(iii)	make other amendments of a "housekeeping" or non-material nature with requisite regulatory approval.

Notwithstanding the foregoing, the approval of the shareholders of the Corporation shall be required for any of the following amendments to an option or the 2017 Option Plan:

(i)	the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

(ii)	the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the 2017 Option Plan,

(iii)	any amendment which would permit options granted under the 2017 Option Plan to be transferable, other than for estate settlement purposes, or

(iv)	any amendment to the amendment provisions already voted upon by shareholders.

Subject to the above paragraph, with the consent of the affected optionees, the Board may amend or modify any outstanding option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification. Any reductions in the exercise price or extension of the term of options granted to insiders will require approval of the shareholders of the Corporation excluding votes of securities held by the insiders benefiting from such amendment;

(i)	if the Shares are listed on the TSXV, options shall not be granted under the 2017 Option Plan or securities be made issuable under any other share compensation arrangement which could result in:

(i)

the number of Shares issuable to any one Optionee exceeding 5% of the total number of issued and outstanding Shares on the date of grant (the "Grant Date") on a non-diluted basis, unless the Corporation and has obtained disinterested shareholder approval;

(ii)	to Insiders as a group exceeding 10% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis;

(iii)	to any one Consultant exceeding 2% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis;

(iv)	all Eligible Persons who undertake Investor Relations Activities exceeding 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(v)	exceeding 10% of the issued and outstanding shares at the time of such grant;

Invictus MD Strategies Corp.	- 6 -	Statement of Executive Compensation 2018

(j)

shares will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the Exchange, if applicable;

(k)	every option granted under the 2017 Option Plan shall be evidenced by a written agreement between the Corporation and the optionee;

(l)	any consolidation or subdivision of Shares will be reflected in an adjustment to the Options; and

(m)	any reduction in exercise price of options granted to the Corporation's insiders will be subject to approval of disinterested shareholders of the Corporation.

If at any time the expiry of the term of an option should be determined to occur either during a period in which the trading of Shares by the Optionee is restricted under the insider trading policy or other policy of the Corporation or within five business days following such a period, then the expiry date (and the option term) of such option shall be automatically extended to the tenth trading day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.

The directors and senior management of the Corporation are eligible to participate in the 2017 Option Plan. The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Shares under the 2017 Option Plan.

The Option Plan was adopted by the Corporation's shareholders at the Corporation's annual general meeting held on June 26, 2017 and must be re-approved by the Corporation's shareholders on a yearly basis.

Employment, Consulting and Management Agreements

The following is a description of the material terms of each agreement or arrangement under which compensation was provided during the year ended January 31, 2018 or is payable in respect of services provided to the Corporation or any of its subsidiaries that were performed by a director or NEO.

NEOs

Employment Agreements

The Corporation entered into a Consulting Agreement with High Standard Capital Corp. (formerly Slocan Strategies Inc.) (“High Standard”), a private Corporation 100% owned by Dan Kriznic effective April 1, 2017 with regards to his engagement as the CEO of the Corporation (the "High Standard Agreement"). The High Standard Agreement can be cancelled at anytime with sixty (60) days written notice by either party. Under the terms of the High Standard Agreement, High Standard will receive a base fee of $25,000 per month. High Standard is also entitled to receive an incentive fee with the approval of the Board in such an amount as is determined in the Board’s discretion. High Standard will also be entitled to receive certain one-time fees if the Corporation reaches the following market capitalization milestones:

•	$300,000 if the Corporation’s market capitalization reaches $150 million for a minimum period of 20 consecutive trading days;
•	$300,000 if the Corporation’s market capitalization reaches $300 million for a minimum period of 20 consecutive trading days;
•	$400,000 if the Corporation’s market capitalization reaches $400 million for a minimum period of 20 consecutive trading days;
•	$500,000 if the Corporation’s market capitalization reaches $500 million for a minimum period of 20 consecutive trading days;
•	$600,000 if the Corporation’s market capitalization reaches $600 million for a minimum period of 20 consecutive trading days; and
•	$700,000 if the Corporation’s market capitalization reaches $700 million for a minimum period of 20 consecutive trading days.

Invictus MD Strategies Corp.	- 7 -	Statement of Executive Compensation 2018

If the Corporation terminates the High Standard Agreement for cause or if High Standard voluntarily terminates their engagement with the Corporation, the Corporation will pay High Standard the fee as accrued until the date of termination and any reimbursable expenses incurred up to the date of termination.

If the Corporation terminates the High Standard Agreement without cause, the Corporation’s obligation to compensate High Standard will cease, except that within thirty days after the date of termination the Corporation will pay High Standard a termination fee equal to twenty four months' base fee plus any accrued payment obligations.

If the High Standard Agreement is terminated as a result of a change of control or is deemed to be terminated as a result of a change of control, the Corporation’s obligation to compensate High Standard will cease, except that within thirty days after the date of termination the Corporation will pay High Standard any accrued payment obligations together with a termination fee equal to twenty four months' base fee plus an amount that is the equivalent of all cash bonuses paid by the Corporation to High Standard in the twenty four months prior to the change of control.

During the year ended January 31, 2018 the Corporation had an Executive Employment Agreement with Trevor Dixon dated April 21, 2017 (the "Dixon Agreement"). The Dixon Agreement can be cancelled at anytime with sixty days written notice by either party. Under the terms of the Dixon Agreement, Mr. Dixon will receive an annual salary of $240,000.00. Mr. Dixon is also entitled to receive an incentive fee, the amount of the incentive fee and incentives to be awarded to Mr. Dixon will be determined by the Board, acting reasonably, with the intention that, separate and apart from the incentive fee, Mr. Dixon will be eligible for a minimum annual short term incentive (e.g. cash bonus) of 100% of the annual salary and a minimum annual long term incentive award (e.g. options) of 150% of the annual salary with the approval of the Board in such an amount as is determined in the Board’s discretion. Mr. Dixon is also entitled to receive certain one-time fees if the Corporation reaches the following market capitalization milestones:

•	$200,000 if the Corporation’s market capitalization reaches $150 million for a minimum period of 20 consecutive trading days;
•	$200,000 if the Corporation’s market capitalization reaches $300 million for a minimum period of 20 consecutive trading days;
•	$300,000 if the Corporation’s market capitalization reaches $400 million for a minimum period of 20 consecutive trading days;
•	$400,000 if the Corporation’s market capitalization reaches $500 million for a minimum period of 20 consecutive trading days;
•	$500,000 if the Corporation’s market capitalization reaches $600 million for a minimum period of 20 consecutive trading days; and
•	$600,000 if the Corporation’s market capitalization reaches $700 million for a minimum period of 20 consecutive trading days.

The Corporation must have a minimum of $5 million in its bank account before any one-time fees are paid to Mr. Dixon. In the event that the Corporation does not have the minimum cash requirement at the time that the market capitalization milestone is met, the market capitalization bonus will be accrued, without interest or penalty, until such time as the cash requirement is met and the market capitalization bonus shall be paid within 5 business days thereafter.

Mr. Dixon may voluntarily terminate the Dixon Agreement by giving the Corporation two months' written notice, in which case Mr. Dixon will not be entitled to any severance payment, but will be entitled to receive salary, incentive fee, market capitalization fee, all incentives awarded and to be awarded and vacation pay earned to the date of termination and payment of any reimbursable expenses. Any unvested stock options or similar incentives held by Mr. Dixon will vest as of the date of resignation and will, along with all other vested options and incentives, remain exercisable until the later of the original expiry date and one year after the date of resignation.

The Corporation may terminate the Dixon Agreement without cause at any time by notice in writing stating the last day of employment, in which event the Corporation shall be obligated to provide to Mr. Dixon an amount equal to two times the salary and any reimbursable expenses. The Corporation is also obligated to pay any incentives awarded and to be awarded and any incentive fee and market capitalization fee earned to the date of termination. Any unvested stock options or similar incentives will vest as of the date of termination and, along with all other vested options and incentives, remain exercisable until the later of the original expiry date and one year after the date of termination

The Corporation may at any time terminate the Dixon Agreement for cause in which case Mr. Dixon is not entitled to any severance, compensation or notice, but is entitled to receive his salary, any incentives awarded and to be awarded, incentive fee, market capitalization fee and vacation pay earned to the termination date and payment of any reimbursable expenses.

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If within one year following a change of control Mr. Dixon resigns, he will receive an amount equal to two times the annual salary as at that date and any reimbursable expenses. Mr. Dixon will also receive any incentives awarded and to be awarded and any incentive fee and market capitalization fee earned as of the date of the Change of Control. Any unvested stock options or similar incentives will vest as of the date of resignation and will, along with all other vested options and incentives, remain exercisable until the later of the original expiry date and one year after the date of resignation.

Other than as set forth in the foregoing, no director of the Corporation who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or
(c)	any arrangement for the compensation of directors for services as consultants or expert.

Oversight and Description of Director and Name Executive Officer Compensation

Role of the Compensation Committee and Compensation Governance

The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to compensation issues. The Compensation Committee is comprised of three directors, Josef Hocher (Chair) Aaron Bowden and Dan Kriznic, the majority of whom are independent. The Compensation Committee is required to meet at least annually. The Compensation Committee evaluates the NEOs performance and establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs, and makes recommendations to the Board for its consideration and approval. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director as well as the risk any such compensation policy or practice would have a material adverse effect on the Corporation.

In making compensation decisions, the Compensation Committee strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary for each NEO is determined by the Compensation Committee based on the level of responsibility and experience of the individual, the relative importance of the position to the Corporation, the professional qualifications of the individual and the performance of the individual over time. Increases in salary are to be evaluated on an individual basis and are performance and market-based. Except for named executive officers whose employment agreements provide a formula for calculation of the amount of cash bonuses, the amount and award of cash bonuses to key executives and senior management is discretionary, dependent on, among other factors, the financial performance of the Corporation and the position of a participant.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All of the Compensation Committee members have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource and management sectors provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metrics for measuring success.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own remuneration package.

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Overview of Compensation Philosophy

The Corporation does not have a formal compensation program. The Corporation’s core compensation philosophy is to pay the executive officers competitive levels of compensation that best reflect their individual responsibilities and contributions to the Corporation, while providing incentives to achieve the Corporation’s business and financial objectives.

The Corporation’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian companies of similar size and scope of operations. A number of factors are considered when determining NEO compensation including, the overall financial and operating performance of the Corporation, the NEOs individual performance and contribution to the benefit of the Corporation, the individual NEOs responsibilities and length of service, levels of compensation provided by industry competitors, and the long-term interests of the Corporation and its shareholders.

Elements of Compensation

Compensation for the NEOs is composed primarily of three components; namely, base salary, participation in the Corporation’s incentive stock option plan, and short-term incentive compensation in the form of discretionary performance bonuses. Other benefits do not form a significant part of the remuneration package of any of the NEOs. In most cases, employment benefits, health care and life insurance are provided in a manner which is appropriate to the country of employment.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

An NEOs base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive officer is recommended by the Compensation Committee to the Board for approval based on an assessment of his sustained performance and consideration of competitive compensation levels for the markets in which the Corporation operates. In making its recommendations to the Board, the Compensation Committee also considers the particular skills and experience of the individual.

Long Term Incentive Compensation – Stock Options

The stock option component of an NEOs compensation, which, at the discretion of the Board, can include a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation. Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers, including the Chief Executive Officer. Options are normally awarded by the Board upon the commencement of an individual’s employment with the Corporation based on the level of responsibility within the Corporation. Additional option grants may be made periodically to ensure that the number of stock options granted to any particular individual is commensurate with the individual’s level of ongoing responsibility within the Corporation. In considering additional grants, a number of factors are considered including, the role the individual plays in the Corporation, the number of stock options an individual has been granted, the exercise price and the value of the options and the term remaining on those options.

Short Term Incentive Compensation – Discretionary Cash Bonuses

As an additional incentive, the Corporation had management bonus agreements with two NEOs as set out above under “Employment Agreements”.

The Corporation may award additional discretionary cash bonuses to executive officers and employees of Corporation from time to time. Other than with respect to the NEOs, the amount of the bonus that each individual may be eligible for is not set in relation to any formula or specific criteria, but is the result of a subjective determination of the Corporation’s performance, overall industry conditions, as well as the individual’s performance and his or her contribution to overall corporate goals. The payment of bonuses is subject to the final approval of the Board and the Board has the discretion to amend or veto bonuses in its sole discretion.

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Analysis of Elements

Base salary is used to provide the named executive officers a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Corporation.

The Corporation considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Corporation to reward each NEO’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Corporation’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Corporation’s stock option plan.

Retirement Benefits

The Corporation does not have formal pension plans for its executives. However, from time to time, in order to attract and retain the right level of skill, expertise and talent, the Corporation may structure the overall compensation arrangements of one or more of its executives to include retirement compensation arrangements.

Directors Compensation

The Compensation Committee, through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the directors of the Corporation to be recommended to the Board for approval. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and stage of development in cannabis industry, and the availability of financial and other resources of the Corporation.

Non-executive directors do not currently receive directors’ fees or fees for participation on Board committees. Long-term incentives in the form of stock options are granted to non-executive directors from time to time, based on an existing complement of long-term incentives, corporate performance and to be competitive with other companies of similar size and scope.

Directors

The current non-management directors received a cash fee of $25,000 for the year ended January 31, 2018. Effective February 1, 2018, the chair of a committee was paid $7,500.00 quarterly and each member of a committee of the Board was paid $5,000 quarterly. The chair of any committee is not entitled to this additional award. No fees are paid for attendance at meetings. Also, pursuant to the 2017 Option Plan, the Corporation may, from time to time, grant options to purchase Common Shares to directors.

A director who is an employee of the Corporation does not receive director’s fees.

Directors are also reimbursed for out-of pocket expenses incurred in attending meetings of the Board of committee meetings or otherwise on Corporation business.

Director Compensation Table

No director was compensated either directly or indirectly by the Corporation or its subsidiaries during the most recently completed financial year for services as consultants or experts.

Other than as set forth in the foregoing, no director of the Corporation who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

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(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or
(c)	any arrangement for the compensation of directors for services as consultants or expert.

Pension Plan Benefits

The Corporation does not have a pension plan that provides for payments or benefits to the directors at, following, or in connection with retirement.

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